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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           APPLIED DNA SCIENCES, INC.
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                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0001
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                         (Title of Class of Securities)

                                   03815U 10 2
         --------------------------------------------------------------
                                 (CUSIP Number)

      O'Dwyer Management, Inc. 700 Almond Street, Clermont, Florida 34711
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                                 (352) 394-4025

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 27, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.
03815U 10 2



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                                  SCHEDULE 13D

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CUSIP NO. 03815U 10 2                               PAGE 2 OF 5 PAGES
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1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)    (A) [ ]

                 (B) [ ]
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3  SEC USE ONLY


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4  SOURCE OF FUNDS (See Instructions)
   n/a

This schedule is being filed to report the rescission of the reporting entity's Stock Purchase Agreement with RHL Management, Inc. and cancellation of the supporting Promissory Note to that transaction.

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5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM  2(d) or 2(e)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

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7     SOLE VOTING POWER
                              -0-

   NUMBER OF    -------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              - 0 -
     EACH       -------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH                  -0-
                -------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      - 0 -
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-
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                                                   ----------------
                                                   PAGE 3 OF 5 AGES
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES        (See Instructions) [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


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14     TYPE OF REPORTING PERSON (See Instructions)

       CO
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ITEM 1.     SECURITY AND ISSUER.

This Statement relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of APPLIED DNA SCIENCES, INC. (the "Corporation"). The Corporation's principal executive office is located at 8233 Roxbury Road, Los Angeles, CA 90069


ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by O'Dwyer Management, Inc. (the "Reporting Person").

(b) The business address of the Reporting Person is:

700 Almond Street, Clermont, Florida 34711

(c) The principal occupation of the Reporting Person/Entity is:

         Management and Business Advisory Company.

(d) Mr. Richard H. Langley, Sr., president of the Reporting Person/Entity and former United States Senator, is the President and majority shareholder of O'Dwyer Management, Inc. During the last five years, O'Dwyer Management, Inc. has not been convicted in a criminal proceeding, nor has its principal, Mr. Richard H. Langley, Sr.

(e) During the last five years O'Dwyer Management, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. Nor has Mr. Richard H. Langley, Sr.



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                                                    PAGE 4 OF 5 PAGES
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(f) The Reporting Person is a Florida corporation.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person previously acquired a total of 4,920,000 shares of Common Stock of the Company in a private transaction with RHL Management, Inc. for a purchase price of $7,970,400 ($1.62 per share). The sale was made subject to a Promissory Note in that amount, plus interest calculated quarterly at 95% of the appreciation during that period. This report is disclosing the rescission of the stock purchase agreement and cancellation of the subject promissory note.


ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Person/Entity and RHL Management, Inc. wished to rescind their previous transaction.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) As of August 25, 2003, the corporation had issued and outstanding a total of 16,874,662 shares of Common Stock. As of that date, the Reporting Person was the beneficial owner of -0- shares of Common Stock.

(b) The Reporting Person/ Entity, O'Dwyer Management, Inc., presently has no voting power.

(c) The Reporting Person initially acquired the shares in a private stock purchase from RHL Management, Inc., subject to a promissory note, which purchase has been rescinded and cancelled.


(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

O'Dwyer Management, Inc. has no relationship to the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

There are no purchases or sales to disclose at this time.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief,

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                                                   -----------------
                                                   PAGE 5 OF 5 PAGES
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I certify that the information set forth in this statement is true, complete and correct.

Dated:      August 27, 2003


                                    O'Dwyer Management, Inc.

                                    /s/ Richard H. Langley, Sr.
                                    __________________________
                                    By: Richard H. Langley, Sr.


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